United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:
Press Release
Signature Page

Press Release
Vale announces partnership with Suzano in
Brazil
Rio de Janeiro, July 23, 2008 – Companhia Vale do Rio Doce (Vale) signed yesterday a memorandum of understanding (MOU) with Suzano Papel e Celulose (Suzano) that establishes conditions for a partnership in the Brazilian states of Pará and Maranhão, including the supply of reforested wood by Vale, sale of part of its forest assets and the transportation of the pulp produced by Suzano’s new unit, that will be implemented in Maranhão state.
The reforested wood Vale will provide to Suzano is produced by Vale Florestar, a program which aims the protection and recovery of native forest in conjunction with the plantation of industrial species in a total area of 300,000 hectares and the plantation of 165 million trees, already in place in the Southeastern of Pará. The purpose of Vale Florestar is to promote the territorial reorganization, aiming the regional self-sustainable development.
The MOU comprises the sale of Vale’s rural properties to Suzano, including preservation areas and part of eucalyptus plantation in Maranhão. These forestry assets will be used to build the forestry base of Suzano’s pulp line.
In addition, Vale will provide logistic service, through railroad transportation of pulp to be produced in Maranhão by Suzano, in accordance with the conditions established by the MOU.
The agreement on the basic conditions of the partnership will guide the contracts that will be firmed in the next weeks.
The partnership will promote social and economic development to both involved states, in a segment where the country has strong competitiveness, with focus in the generation of local jobs and sustainability.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 23, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations